UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

February 7, 2023

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL PAO INTENDS TO DEREGISTER AND TERMINATE U.S. REPORTING OBLIGATIONS

UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

Moscow, Russia – February 7, 2023 – Mechel PAO (MOEX: MTLR, NYSE: MTL), one of the leading Russian mining and metals companies, reports that it intends to deregister and terminate its U.S. reporting obligations under the U.S. Securities Exchange Act of 1934 in respect of its common and preferred shares.

On December 6, 2022, the New York Stock Exchange (the “NYSE”) notified Mechel PAO (“Mechel” or the “Company”) that it determined to commence proceedings to delist the two securities of Mechel — MTL ADR (each representing two common shares) and MTL PR ADR (each representing one-half of a preferred share) — from the NYSE. Trading in the company’s securities has been halted since February 28, 2022, and they were removed from listing as of January 3, 2023.

The NYSE determined that the company’s securities are not suitable for listing pursuant to Section 802.01D of the NYSE Listed Company Manual in light of the announcements by Deutsche Bank, the depositary under the Company’s ADR programs, of its intention to terminate the deposit agreements for the company’s securities effective as of December 7, 2022.

As a result, the Company intends to file a Form 15F with U.S. Securities and Exchange Commission (the “SEC”) on February 7, 2023 to deregister its common shares and preferred shares and terminate its reporting obligations under the Exchange Act. Thereafter, all of the Company’s reporting obligations under the Exchange Act will be suspended from the date of filing the Form 15F unless the Form 15F is subsequently withdrawn or denied. If, within 90 days after filing the Form 15F, there are no objections from the SEC, deregistration and termination of the Company’s reporting obligations under the Exchange Act will become effective.

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Mechel PAO

Ekaterina Videman

Tel: + 7 495 221 88 88

ekaterina.videman@mechel.com

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Mechel is an international mining and steel company. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: February 7, 2023

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